VISTA HOLDING GROUP, CORP.

Runovsky per., 11/13 str. 2, kv. 36, Moscow, Russia 115184

February 25, 2013

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:      Vista Holding Group Corp.

Amendment #1 to Registration Statement on Form S-1

File No. 333-184795

Filed January 9, 2013

Dear Mr. Kim:

Further to your letter dated February 1, 2013, concerning the deficiencies in our Amendment #1 to Registration Statement on Form S-1 filed on January 9, 2013, we provide the following responses:

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:  We have updated your financial statements.

Risk Factors

As an “Emerging Growth Company” Under the JOBS Act, We Are …, page 10

2. Your changes in response to prior comment 6 are limited to the effect of your status as an emerging growth company, which has a maximum duration of five years.  Additionally, you are a smaller reporting company and may remain in that status indefinitely. Please expand the disclosure to state that you are not required to obtain an auditor attestation of any management’s evaluation of the effectiveness of your internal controls over financial reporting for so long as you remain a smaller reporting company.

Response:  We have expanded the disclosure in accordance to the comments of the commission.

We Will Not Be Required To Evaluate Our Internal Control  Over  …,   page 12

3. Your response to prior comment 7 does not address the specific risk to investors resulting from the fact that you have not conducted an effectiveness evaluation of your internal controls, that a lapse of time will occur before the first such, and that an auditor attestation of management’s evaluation of effectiveness of the internal controls will not occur so long as you are a smaller reporting company. Please revise to clarify that these conditions present a risk that material weaknesses in your accounting controls may not be discovered and that such weaknesses may lead to misstatements in your financial records and statements.

Response:  We have revised to clarify that these conditions present a risk that material weaknesses in our accounting controls may not be discovered and that such weaknesses may lead to misstatements in our financial records and statements.

Use of Proceeds, page 13

4. Your use of proceeds table on page 13 that was revised in response to prior comment 11 appears to have an error.  The individual components listed in the $25,000 column total

$30,000, which exceeds the amount of gross proceeds to be raised at the 50% level. Please revise accordingly.

Response:  We have revised the $25,000 column.

Government Regulation, page 23

5. Your responses to prior comments 19 and 20 indicate that you do not need to receive any government approvals, permits, registrations licenses or the like to operate your business in the Russian Federation. You also state that you are unaware of any restrictions on repatriation of assets or cash to the U.S. Please express these views as beliefs and provide us the basis for your beliefs, including whether you have received an opinion from Russian corporate counsel.  Please revise to clarify whether, as a U.S. corporation operating a branch or representative office of a foreign legal entity in the Russian Federation, you are subject to accreditation with the federal government and state authorities.  It is unclear how a U.S. corporation will be able to open a bank account in the Russian Federation without the proper accreditation and registration and payment of the relevant fees.

Response:  We have revised the disclosure in accordance to the comments of the commission.

Please direct any further comments or questions you may have to the company at vistagroupcorp@gmail.com and to the company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel: (516) 887-8200

Fax: (516) 887-8250

Thank you.

Sincerely,

/S/ Tatiana Mironenko

Tatiana Mironenko, President

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